Filed Pursuant to Rule 424(b)(3)

Registration No. 333-141709

PROSPECTUS

13,713,703 Common Shares

This prospectus relates to the resale of up to 13,713,703 common shares of beneficial interest, or common shares, of U-Store-It Trust. Of the common shares that may be resold, 8,633,775 shares are currently issued and outstanding.  The remaining 5,079,928 common shares offered for resale may be issued in the future to the holders of units of limited partnership interest, or operating partnership units, in our operating partnership, U-Store-It, L.P., to the extent that:

•                  the unit holders tender their operating partnership units to us for redemption in accordance with the terms of the partnership agreement of our operating partnership; and

•                  we elect to issue to the unit holders the common shares covered by this prospectus upon such redemption.

In lieu of issuing common shares to the unit holders, we may elect to pay cash for operating partnership units tendered for redemption.  The registration of the common shares does not necessarily mean that the selling shareholders will redeem their operating partnership units, or that any common shares received upon any redemption of the operating partnership units will be sold by the selling shareholders under this prospectus or otherwise.

We will not receive any of the proceeds from sales of common shares pursuant to this prospectus. The selling shareholders may sell the common shares directly to purchasers or through underwriters, dealers, brokers or agents designated from time to time.  Sales of common shares described in this prospectus may be made on the New York Stock Exchange, or NYSE, or in the over-the-counter market or otherwise at prices and on terms then prevailing, at prices related to the then current market price, at fixed prices or in negotiated transactions.  To the extent required for any offer or sale of common shares described in this prospectus, a prospectus supplement will set forth the number of common shares then being offered, the initial offering price, the names of any underwriters, dealers, brokers or agents and the applicable sales commission or discount.  For a discussion of the selling shareholders and the selling shareholders’ plan of distribution, see “Selling Shareholders” and “Plan of Distribution” on pages 5 and 6, respectively.

Our common shares trade on the NYSE under the symbol “YSI.”  The closing sale price of our common shares on August 25, 2009 was $6.13 per share.

Investing in our common shares involves risks.  For a discussion of certain risks associated with an investment in our common shares, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated herein by reference, and in other reports we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated August 25, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a resale shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act.  The selling shareholders named under the heading “Selling Shareholders” may sell from time to time the common shares described in this prospectus using any or all of the means described under the heading of “Plan of Distribution.”  To the extent required for any offer and sale, a prospectus supplement will set forth the number of common shares being offered, the offering price, the names of any underwriters, dealers, brokers or agents and the applicable sales commission or discount.  This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the rules and regulations of the SEC require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters.

You should rely only on the information provided or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.  You should not assume that the information included in this prospectus, any prospectus supplement, or the documents incorporated by reference herein or therein is accurate as of any date other than the date of this prospectus, any prospectus supplement or incorporated document, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read carefully the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus and/or any prospectus supplement, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “us,” “our” and the “Company” refer to U-Store-It Trust.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Accordingly, we file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Our SEC filings also are available to the public at the Internet website maintained by the SEC at www.sec.gov and from commercial document retrieval services.

We also make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, our definitive proxy statements and Section 16 reports on Forms 3, 4 and 5, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC.  Our Internet website address is www.u-store-it.com. The information located on, or hyperlinked or otherwise connected to, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC. You may also inspect the information that we file with the NYSE, at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•                  our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 2, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 10, 2009;

•                  our Current Report on Form 8-K, filed with the SEC on January 26, 2009;

•                  our Current Report on Form 8-K, filed with the SEC on February 19, 2009;

•                  our Current Report on Form 8-K, filed with the SEC on April 3, 2009;

•                  our Current Report on Form 8-K, filed with the SEC on April 7, 2009;

•                  our Current Report on Form 8-K, filed with the SEC on August 7, 2009 (containing Items 8.01 and 9.01);

•                  our Current Report on Form 8-K, filed with the SEC on August 7, 2009 (containing Items 1.01 and 9.01);

•                  our Current Report on Form 8-K, filed with the SEC on August 14, 2009 (excluding the information furnished under Item 7.01); and

•                  the description of our common shares from our Registration Statement on Form 8-A filed with the SEC on October 19, 2004, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus until all of the common shares offered by this prospectus have been sold or we otherwise terminate the offering of these common shares; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC.

You may obtain copies of any of these filings by contacting us at the following address and phone number or by contacting the SEC or NYSE as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

U-Store-It Trust

Attention: Investor Relations

460 East Swedesford Road, Suite 3000

Wayne, PA  19087

Phone: (610) 293-5700

Internet Website:  www.u-store-it.com

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, together with other documents and information incorporated by reference into this prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus and the documents incorporated by reference reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•                  national and local economic, business, real estate and other market conditions;

•                  the competitive environment in which we operate;

•                  the execution of our business plan;

•                  financing risks, including the risk of over leverage and the corresponding risk of default on our mortgage loans and other debt and potential inability to refinance existing indebtedness;

•                  increases in interest rates and operating costs;

•                  counterparty non-performance related to the use of derivative financial instruments;

•                  our ability to maintain our status as a REIT for federal income tax purposes;

•                  acquisition and development risks;

•                  changes in real estate and zoning laws or regulations;

•                  risks related to natural disasters;

•                  potential environmental and other liabilities;

•                  other factors affecting the real estate industry generally or the self-storage industry in particular; and

•                  other risks identified in our Annual Report on Form 10-K and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

Before acquiring our common shares, you should carefully consider the risks and information contained, or incorporated by reference, in this prospectus or in any accompanying prospectus supplement, including, without limitation, the risks set forth under the captions “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report on Form 10-K, as updated by our Current Report on Form 8-K filed on August 7, 2009, and under the captions “Part II, Item 1A. Risk Factors” and “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly reports on Form 10-Q, and as described in our other filings with the SEC. The occurrence of any events or circumstances that we identify as risks might cause you to lose all or a part of your investment in our common shares. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise, except as may be required by the securities laws.

THE COMPANY

We are a self-administered and self-managed real estate investment trust, or REIT, focused on the ownership, operation, acquisition and development of self-storage facilities in the United States.

We own and conduct all of our business through U-Store-It, L.P., our “operating partnership,” of which we serve as general partner, and its subsidiaries. As of June 30, 2009, we owned approximately 92.2% of the aggregate partnership interests in our operating partnership.  Since its formation in 1996, our operating partnership has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, ownership and operation of self-storage facilities.

Our self-storage facilities are designed to offer affordable, easily-accessible and secure storage space for residential and commercial customers. Our customers rent storage units for their exclusive use, typically on a month-to-month basis. Our facilities are specifically designed to accommodate both residential and commercial customers, with features such as security systems and wide aisles and load-bearing capabilities for large truck access. Our customers can access their storage units during business hours, and some of our facilities provide customers with 24-hour access through computer-controlled access systems. Our goal is to provide our customers with the highest standard of facilities and service in the industry.

We were formed in July 2004 to succeed the self-storage operations owned directly and indirectly by Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, and their affiliated entities and related family trusts (which entities and family trusts are referred to herein as the “Amsdell Entities”). We are organized as a REIT under Maryland law, and we believe that we qualify for taxation as a REIT for federal income tax purposes beginning with our short taxable year ended December 31, 2004. From inception until October 2004, we did not have any operations. We commenced operations as a publicly-traded REIT in October 2004 after completing the mergers of certain Amsdell Entities with and into us, our initial public offering, or IPO, and the consummation of various other formation transactions that occurred concurrently with, or shortly after, completion of our IPO.

RISK FACTORS

Investing in our Company involves various risks, including the risk that you might lose your entire investment. Any one of the risk factors discussed, or other factors, could cause actual results to differ materially from expectations and could adversely affect our profitability. These risks are interrelated, and you should treat them as a whole. These risks described are not the only risks that may affect us. Additional risks and uncertainties not presently known to us or not identified, may also materially and adversely affect our business, financial condition, results of operations and ability to make distributions to our shareholders. Before making an investment decision, you should carefully consider all of the risks described in “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report on Form 10-K, and under the captions “Part II, Item 1A. Risk Factors” and “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly reports on Form 10-Q, and any risk factors in our subsequent SEC filings incorporated by reference herein, in addition to the other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statements referred to in “Forward-Looking Statements” above.

USE OF PROCEEDS

The selling shareholders are offering all of the common shares covered by this prospectus.  We will not receive any of the proceeds from the sale of common shares offered by this prospectus.

SELLING SHAREHOLDERS

The following table sets forth information known to us, as of May 20, 2009, with respect to the selling shareholders, including the number of common shares and units of limited partnership interest of our operating partnership beneficially owned by each of the selling shareholders, and the number of common shares that may be offered for sale by this prospectus.  The information is based on information provided by or on behalf of the selling shareholders. Because those selling shareholders who own operating partnership units may tender for redemption all, some or none of their operating partnership units, and may receive, at our option, cash rather than common shares upon redemption, we cannot give a definitive estimate as to the number of common shares that will be held by the selling shareholders after the offering.  In preparing the table below, we have assumed that the selling shareholders will sell all of the common shares covered by this prospectus.  At May 20, 2009, there were 58,337,252 common shares outstanding.  The registration of the common shares does not necessarily mean that any of them will be issued by us.

Selling Shareholders	Number of Shares Owned Prior to the Offering (1)	Number of Shares Offered by this Prospectus	Number of Shares Owned After Resale of Shares Covered by this Prospectus (2)	Percentage of Class Owned After Resale of Shares Covered by this Prospectus (2)

Robert J. Amsdell (3)	568,754	348,226	220,528	*
Barry L. Amsdell (4)	348,226	348,226	—	—
Todd C. Amsdell (5)	487,684	429,539	58,145	*
Robert J. Amsdell Family Irrevocable Trust (5)	3,921,850	3,921,850	—	—
Loretta Amsdell Family Irrevocable Trust (5)	3,921,850	3,921,850	—	—
Amsdell and Amsdell (3) (4)	3,597,186	187,249	3,409,937	6%
Amsdell Holdings I, Inc. (3) (4)	337,756	337,756	—	—
Robert J. Amsdell, Trustee (3) (4)	604,510	604,510	—	—
W. Michael Schoff	314,219	314,219	—	—
Robert H. Schoff Revocable Trust Dated August 6, 2002	214,157	214,157	—	—
Susan A. Harris Revocable Trust Dated November 9, 1999	138,428	138,428	—	—
San Simeon Investments IV, LP	92,978	92,978	—	—
The Schomac Group, Inc.	2,279,470	2,279,470	—	—
Trust B of the Charles E. Schoff Family Revocable 1975 Trust	8,247	8,247	—	—
Tedco, Inc.	454,010	454,010	—	—
Rosemary F. Schoff Revocable Trust	81,500	81,500	—	—
Charles E. Schoff III	8,244	8,244	—	—
J. Stephen Schoff	8,244	8,244	—	—
Ryan Schoff	15,000	15,000	—	—
Total	17,402,313	13,713,703	3,688,610

*  Denotes less than 1%.

(1)         Includes an aggregate of 5,079,928 common shares issuable by us upon redemption of an equal number of operating partnership units owned by the selling shareholders as follows: (i) 197,422 units owned by Robert J. Amsdell; (ii) 197,422 units owned by Barry L. Amsdell; (iii) 187,249 units owned by Amsdell & Amsdell general partnership; (iv) 337,756 units owned by Amsdell Holdings I, Inc.; (v) 604,510 units owned by a trust of which Robert J. Amsdell is the sole trustee and whose equal beneficiaries are Robert J. Amsdell and Barry L. Amsdell; (vi) 270,292 units owned by W. Michael Schoff; (vii) 214,157 units owned by the Robert H. Schoff Revocable Trust Dated August 6, 2002; (viii) 138,428 units owned by the Susan A. Harris Revocable Trust Dated November 9, 1999; (ix) 92,978 units owned by San Simeon Investments IV, LP; (x) 2,279,470 units owned by The Schomac Group, Inc.; (xi) 8,247 units owned by Trust B of the Charles E. Schoff Family Revocable 1975 Trust; (xii) 454,010 units owned by Tedco, Inc.; (xiii) 81,500 units owned by Rosemary F. Schoff Revocable Trust; (xiv) 8,244 units owned by Charles E. Schoff, III; and (xv) 8,244 units owned by J. Stephen Schoff.  The operating partnership units are redeemable at the option of the holder for cash or, at our option, common shares on a one-for-one basis.  We cannot assure you that any operating partnership units will be redeemed, the timing of any such redemption, and whether we will elect to satisfy the redemption price in cash or by the delivery of common shares.  The table reflects actual share ownership and not beneficial ownership.

(2)         Assumes resale of all common shares covered by this prospectus, whether currently issued or issuable by us upon the redemption of operating partnership units.

(3)         Robert J. Amsdell is an officer, director and 50% shareholder of Amsdell Holdings I, Inc. and a 50% general partner in Amsdell and Amsdell.  He is also the sole trustee and a 50% beneficiary of a trust.  Accordingly, Mr. Amsdell has a pecuniary interest in an additional 564,758 common shares issuable by us upon the redemption of operating partnership units held by those entities and trusts.

(4)         Barry L. Amsdell is an officer, director and 50% shareholder of Amsdell Holdings I, Inc. and a 50% general partner in Amsdell and Amsdell.  He is also a 50% beneficiary of a trust of which Robert J. Amsdell is the sole trustee.  Accordingly, Mr. Amsdell has a pecuniary interest in an additional 564,758 common shares issuable by us upon the redemption of operating partnership units held by those entities and trusts.

(5)         Todd C. Amsdell is the business adviser to, and has sole voting and dispositive power over, all shares owned by the Robert J. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust.  These trusts were established for estate planning purposes for the benefit of members of the families of Robert J. Amsdell and Loretta Amsdell, who is the wife of Barry L. Amsdell.

PLAN OF DISTRIBUTION

This prospectus covers the resale of our common shares of beneficial interest by the selling shareholders named in this prospectus or any prospectus supplement hereto and their pledgees, donees, assignees and other successors in interest. The common shares offered by the selling shareholders have been or may be issued to them by us upon redemption of operating partnership units. These common shares have been or may be issued to the selling shareholders pursuant to an exemption from the registration provisions of the Securities Act. We are registering the common shares to which this prospectus relates to provide the holders thereof with freely tradable securities, but registration of these shares does not necessarily mean that any of these shares will be issued by us or offered or sold by the selling shareholders. Our operating partnership units are redeemable at the option of the holder for cash or, at our option, common shares on a one-for-one basis.  We make no assurances that any will be redeemed or that any of the common shares described in this prospectus and issuable upon redemption of such operating partnership units will be issued or sold.

The selling shareholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the common shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the common shares covered by this prospectus. These may include, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

The selling shareholders and their pledgees, donees, transferees or other successors in interest may sell the common shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•                  in privately negotiated transactions;

•                  through broker-dealers, who may act as agents or principals;

•                  in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  through one or more underwriters on a firm commitment or best-efforts basis;

•                  directly to one or more purchasers;

•                  through agents; or

•                  in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•                  purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account under this prospectus;

•                  ordinary brokerage transactions; or

•                  transactions in which the broker-dealer solicits purchasers.

The selling shareholders may also sell their common shares from time to time pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

If at any time a particular offer of the common shares covered by this prospectus is made, a revised prospectus or prospectus supplement is required, we will prepare and file such document that will include updated information required to be included therein.  Such information may include the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

In connection with the sale of the common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

In order to comply with some states’ securities laws, if applicable, the common shares will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is satisfied.

DESCRIPTION OF OUR SHARES

The following is a summary of the material terms of our shares of beneficial interest. Copies of our declaration of trust and bylaws are incorporated by reference into the registration statement of which this prospectus is a part.  See “Where You Can Find More Information.”

General

Our declaration of trust provides that we may issue up to 200,000,000 common shares of beneficial interest, par value $0.01 per share, and 40,000,000 preferred shares of beneficial interest, par value $0.01 per share.  As of May 20, 2009, there were 58,337,252 common shares issued and outstanding and no preferred shares issued and outstanding.

Maryland law and our declaration of trust provide that none of our shareholders is personally liable for any of our obligations solely as a result of that shareholder’s status as a shareholder.

Voting Rights of Common Shares

Subject to the provisions of our declaration of trust regarding restrictions on the transfer and ownership of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest that we may issue, the holders of such common shares will possess exclusive voting power. There is no cumulative voting in the election of trustees. As a result, the holders of a majority of the outstanding common shares, voting as a single class, can elect all of the trustees then standing for election. Our bylaws provide that a plurality of the votes cast at a meeting of shareholders duly called at which a quorum is present is sufficient to elect a trustee and that a majority of the votes cast at a meeting of shareholders duly called at which a quorum is present is sufficient to approve any other matter which may properly come before the meeting, unless a higher vote is required under our bylaws, our declaration of trust or applicable statute.

Under the Maryland statute governing REITs formed under the laws of that state, which we refer to as the Maryland REIT law, a Maryland REIT generally cannot amend its declaration of trust or merge with another entity without the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the REIT’s declaration of trust. Our declaration of trust provides that amendments to the declaration of trust and our merger with another entity may be approved by the affirmative vote of the holders of not less than a majority of all votes entitled to be cast on the matter. Under the Maryland REIT law and our declaration of trust, our trustees will be permitted to amend the declaration of trust from time to time to maintain our qualification as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, and under the Maryland REIT law, without the affirmative vote or written consent of the shareholders.

Dividends, Distributions, Liquidation and Other Rights

Holders of our common shares are entitled to receive dividends and distributions when authorized by our board of trustees, and declared by us out of assets legally available for the payment of dividends or distributions. They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares and to the provisions of our declaration of trust regarding restrictions on transfer of our shares.

Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our declaration of trust and to the power of the board of trustees to create common shares with differing voting rights, all common shares have equal dividend, liquidation and other rights.

Power to Reclassify Shares and Issue Additional Common Shares or Preferred Shares

Our declaration of trust authorizes our board of trustees to classify any authorized but unissued common and preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time to time in one or more series, as authorized by the board of trustees. Prior to issuance of shares of each class or series, the board of trustees is required by the Maryland REIT law and our declaration of trust to establish for each such class or series, subject to the provisions of our declaration of trust regarding the restrictions on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, our board of trustees could authorize the issuance of preferred shares that have priority over the common shares with respect to dividends, distributions and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common shares or otherwise might be in their best interest.

To permit us increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise, our declaration of trust allows us to issue additional common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to issue the classified or reclassified shares without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Although we have no present intention of doing so, we could issue a class or series of shares that could delay, deter or prevent a transaction or a change in control that might involve a premium price for holders of common shares or might otherwise be in their best interests.

Holders of our common shares do not have preemptive rights, which means they have no right to acquire any additional shares that we may issue at a subsequent date.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares (after taking into account options to acquire shares) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities).

Because our board of trustees believes that it is in our shareholders’ best interests to continue to qualify as a REIT and for anti-takeover and other strategic reasons, our declaration of trust, subject to certain exceptions, contains restrictions on the number of our shares of beneficial interest that a person may own. Our declaration of trust provides that:

•                  no person, other than an excepted holder or a designated investment entity (each as defined in our declaration of trust), may own directly, or be deemed to own by virtue of the attribution provisions of the Code, more than 5%, in value or number of shares, whichever is more restrictive, of the issued and outstanding shares of any class or series of common shares;

•                  no person may own directly or indirectly, or be deemed to own through attribution, more than 9.8% in value or number of shares, whichever is more restrictive, of the issued and outstanding shares of any class or series of preferred shares;

•                  no excepted holder, which means certain members of the Amsdell family, certain trusts established for the benefit of members of the Amsdell family and certain related entities, may own directly or indirectly common shares if, under the applicable tax attribution rules of the Code, any single excepted holder who is treated as an individual would own more than 29%, in value or number of shares, whichever is more restrictive, of our outstanding common shares, any two excepted holders treated as individuals would own more than 34%, in value or number of shares, whichever is more restrictive, of our outstanding common shares, any three excepted holders treated as individuals would own more than 39%, in value or number of shares, whichever is more restrictive, of our outstanding common shares, any four excepted holders treated as individuals would own more than 44%, in value or number of shares, whichever is more restrictive, of our outstanding common shares, or any five excepted holders treated as individuals would own more than 49%, in value or number of shares, whichever is more restrictive, of our outstanding common shares;

•                  no designated investment entity may acquire or hold, directly or indirectly (or through attribution), shares in excess of the designated investment entity limit of 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of common shares;

•                  no person shall beneficially or constructively own our shares of beneficial interest that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•                  no person shall transfer our shares of beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons.

The excepted holder limit was established in light of the fact that Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell and certain Amsdell Entities owned a substantial percentage of our common shares upon completion of our IPO. The excepted holder limit does not permit each excepted holder to own 29% of our common shares. Rather, the excepted holder limit prevents two or more excepted holders who are each treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common shares than the maximum number of common shares that could be owned by any one excepted holder (29%), plus the maximum number of common shares that could be owned by any one or more other individual common shareholders who are not excepted holders (5%). We do not believe the 29% expected holder limit for certain members of the Amsdell family and certain related entities will jeopardize our REIT status because no other individual shareholder can own more than 5% of the value of our outstanding common shares. Accordingly, no five individuals can own more than 49% of our shares and, thus, we will be in compliance with the REIT qualification requirement prohibiting five or fewer individuals from owning more than 50% of the value of our outstanding shares.

The declaration of trust defines a “designated investment entity” as:

1.                       an entity that is a pension trust that qualifies for look-through treatment under Section 856(h)(3) of the Code;

2.                       an entity that qualifies as a regulated investment company under Section 851 of the Code; or

3.                       an entity that (i) for compensation engages in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities; (ii) purchases securities in the ordinary course of its business and not with the purpose or effect of changing or influencing control of us, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act; and (iii) has or shares voting power and investment power under the Exchange Act;

so long as each beneficial owner of such entity, or in the case of an asset management company, the individual account holders of the accounts managed by such entity, would satisfy the 5% ownership limit if such beneficial owner or account holder owned directly its proportionate share of the shares held by the entity.

Our board of trustees may waive the 5% ownership limit, or the 9.8% designated investment entity limit, for a shareholder that is not an individual if such shareholder provides information and makes representations to the board that are satisfactory to the board, in its reasonable discretion, to establish that such person’s ownership in excess of the 5% limit or the 9.8% limit, as applicable, would not jeopardize our qualification as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. If any transfer of shares or any other event would otherwise result in any person violating the ownership limits described above, then our declaration of trust provides that (a) the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares that exceeds the ownership limits or that such number of shares will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary and (b) the prohibited transferee would not acquire any right or interest in the shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates evidencing our shares bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including common shares, is required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations. In addition, each shareholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, deter or prevent a transaction or a change in control that might involve a premium price for the common shares or might otherwise be in the best interest of our shareholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR DECLARATION OF TRUST AND BYLAWS

The following description of certain provisions of Maryland law and of our declaration of trust and bylaws is only a summary. For a complete description, we refer you to the applicable Maryland law, our declaration of trust and bylaws. Copies of our declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Number of Trustees; Vacancies

Our declaration of trust and bylaws provide that the number of our trustees shall not be less than one and not more than 13, and will be established by a vote of a majority of the members of our board of trustees. Our bylaws provide that any vacancy, including a vacancy created by an increase in the number of trustees, may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum. Pursuant to our declaration of trust, each of our trustees is elected by our shareholders to serve until the next annual meeting and until their successors are duly elected and qualify. Under Maryland law, our board may elect to create staggered terms for its members.

Our bylaws provide that at least a majority of our trustees will be “independent,” with independence being defined in the manner established by our board of trustees and in a manner consistent with listing standards established by the NYSE.

Removal of Trustees

Our declaration of trust provides that a trustee may be removed only with cause and only upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of trustees. Absent removal of all of our trustees, this provision, when coupled with the provision in our bylaws authorizing our board of trustees to fill vacant trusteeships, may preclude shareholders from removing incumbent trustees and filling the vacancies created by such removal with their own nominees.

Business Combinations

Our board of trustees has approved a resolution that exempts us from the provisions of the Maryland business combination statute described below, but our board of trustees may opt to make these provisions applicable to us in the future. Maryland law prohibits “business combinations” between us and an interested shareholder (defined below) or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as:

•                  any person who beneficially owns 10% or more of the voting power of our shares; or

•                  an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

A person is not an interested shareholder if our board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, our board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of trustees.

After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of trustees and approved by the affirmative vote of at least:

•                  80% of the votes entitled to be cast by holders of our then outstanding shares of beneficial interest; and

•                  two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as described under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by our board of trustees before the time that the interested shareholder becomes an interested shareholder.

Control Share Acquisitions

Our bylaws contain a provision exempting any and all acquisitions of our shares from the provisions of the Maryland Control Share Acquisition Act. However, our board of trustees may opt to make these provisions applicable to an acquisition of our shares at any time by amending or repealing this provision in the future, and may do so on a retroactive basis. Maryland law provides that “control shares” of a Maryland REIT acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares beneficially owned by the acquiring person in a control share acquisition or by our officers or by our employees who are our trustees are excluded from the shares entitled to vote in accordance with the immediately preceding sentence.  “Control shares” are shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise or direct the exercise of the voting power in electing trustees within one of the following ranges of voting power:

•                  one-tenth or more but less than one-third;

•                  one-third or more but less than a majority; or

•                  a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our declaration of trust or bylaws.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law, Our Declaration of Trust and Bylaws

The business combination provisions of Maryland law (if our board of trustees opts to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the limitations on removal of trustees, the restrictions on the acquisition of our shares of beneficial interest, the power to issue additional common shares or preferred shares and the advance notice provisions for shareholder trustee nominations and other shareholder proposals of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in their best interest. The “unsolicited takeovers” provisions of Maryland law permit our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have.

PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the partnership agreement of our operating partnership, which we refer to as the “partnership agreement.” This summary is not comprehensive. For more detail, you should refer to the partnership agreement itself, which is incorporated by reference to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”  For purposes of this section, references to “our Company,” “we,” “us” and “our” mean U-Store-It Trust and its wholly owned subsidiaries.

Management

Our operating partnership, U-Store-It, L.P., is a Delaware limited partnership that was formed on July 25, 1996. We are the sole general partner of our operating partnership, and we conduct substantially all of our operations through our operating partnership. As of March 31, 2009, we owned approximately 91.9% of the aggregate partnership interests in our operating partnership. Except as otherwise expressly provided in the partnership agreement, we, as general partner, have the exclusive right and full authority and responsibility to manage and operate the partnership’s business. Limited partners generally do not have any right to participate in or exercise control or management power over the business and affairs of our operating partnership or the power to sign documents for or otherwise bind our operating partnership. We, as general partner, have full power and authority to do all things we deem necessary or desirable to conduct the business of our operating partnership, as described below. In particular, we are under no obligation to consider the tax consequences to limited partners when making decisions for the benefit of our operating partnership but we are expressly permitted to take into account our tax consequences. The limited partners have no power to remove us as general partner, unless our shares are not publicly-traded, in which case we, as general partner, may be removed with or without cause by the consent of the partners holding partnership interests representing more than 50% of the percentage interests (as defined in the partnership agreement) entitled to vote thereon. In certain limited circumstances, the consent of the limited partners (not including us in some cases) is necessary.

Management Liability and Indemnification

We, as general partner of our operating partnership, and our officers and trustees are not liable for monetary or other damages to our operating partnership, any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. To the fullest extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, any limited partners, and any of our officers, trustees, agents and employees from and against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of our operating partnership, unless it is established by a final determination of a court of competent jurisdiction that:

•                  the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•                  the indemnitee actually received an improper personal benefit in money, property or services; or

•                  in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Fiduciary Responsibilities

Our trustees and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests.  At the same time, we, as general partner, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners.  Our duties, as general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our trustees and officers to us.  In addition, our officers, trustees, agent and employees may be limited as to personal liability and/or entitled to indemnification to the extent described above in “—Management Liability and Indemnification.”

Transfers

We, as general partner, generally may not transfer any of our partnership interests in our operating partnership, including any of our limited partner interests, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of our assets or any reclassification, recapitalization or change of our outstanding shares. We may engage in such a transaction only if the transaction has been approved by the consent of the partners holding partnership interests representing more than 50% of the percentage interest (as defined in the partnership agreement) entitled to vote thereon and all other conditions to such transaction specified in our partnership agreement are satisfied.  We may vote all operating partnership units held by us on such transaction.  In addition, any such transaction must provide all limited partners with the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by our shareholders, on a per share basis. We may also engage in a merger, consolidation or other combination with or into another person where following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our shareholders. We will not withdraw from our operating partnership, except in connection with a transaction as described in this paragraph.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our written consent, which consent may be withheld in our sole and absolute discretion.

Even if our consent is not required for a transfer by a limited partner, we, as general partner, may prohibit the transfer of operating partnership units by a limited partner unless we receive a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal or state securities laws or regulations applicable to our operating partnership or the operating partnership units. Further, except for certain limited exceptions, no transfer of operating partnership units by a limited partner, without our prior written consent, may be made if:

•                  in the opinion of legal counsel for our operating partnership, there is a significant risk that the transfer would result in our operating partnership being treated as an association taxable as a corporation for federal income tax purposes or would result in a termination of our operating partnership for federal income tax purposes;

•                  in the opinion of legal counsel for our operating partnership, there is a significant risk that the transfer would adversely affect our ability to continue to qualify as a REIT or would subject us to certain additional taxes; or

•                  such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote operating partnership units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

In the case of a proposed transfer of operating partnership units to a lender to our operating partnership or any person related to the lender whose loan constitutes a nonrecourse liability, the transferring partner must provide notice to us and the lender must enter into arrangements with our operating partnership as part of such transaction.

Distributions

The partnership agreement requires the distribution of available cash on at least a quarterly basis.  Available cash is the net operating cash flow plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures), investments in any entity, any additions to reserves and other adjustments, as determined by us in our sole and absolute discretion.

Unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to an operating partnership unit if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our Company for which that operating partnership unit has been exchanged or redeemed.

We will make reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT, to distribute available cash:

•                  to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for federal income tax purposes; and

•                  to us, as general partner, in an amount sufficient to enable us to pay shareholder dividends that will satisfy our requirements for qualifying as a REIT and to avoid any federal income or excise tax liability for us.

Allocation of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in the class at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a).

Redemption

As a general rule, a limited partner may exercise a redemption right to redeem his or her operating partnership units at any time beginning one year following the date of the issuance of the operating partnership units held by the limited partner. If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our shareholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its operating partnership units. This unit redemption right begins when the notice is given, which must be at least 20 business days before the record date for determining shareholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. We, in our sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the shareholders eligible to vote upon a merger transaction (but not any of the other covered transactions) to a period of not less than 10 calendar days so long as certain conditions set forth in the partnership agreement are met. If no record date is applicable, we must provide notice to the limited partners at least 20 business days before the consummation of the merger, sale or other extraordinary transaction.

A limited partner may exercise its unit redemption right by giving written notice to our operating partnership and us. The operating partnership units specified in the notice generally will be redeemed on the tenth business day following the date we received the redemption notice or, in the case of the exercise of a unit redemption right in connection with an extraordinary transaction, the date our operating partnership and we received the redemption notice. A limited partner may not exercise the unit redemption right for fewer than 1,000 operating partnership units, or if the limited partner holds fewer than 1,000 operating partnership units, all of the operating partnership units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those operating partnership units redeemed.

Unless we elect to assume and perform our operating partnership’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from our operating partnership in an amount equal to the market value of our common shares for which the operating partnership units would have been redeemed if we had assumed and satisfied our operating partnership’s obligation by paying our common shares, as described below. The market value of our common shares for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of our common share on the NYSE for the ten trading days before the day on which we received the redemption notice.

We have the right to elect to acquire the operating partnership units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of our common shares equal to the number of operating partnership units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions or combinations of our common shares. The operating partnership will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our common shares. No redemption or exchange can occur if delivery of common shares by us would be prohibited either under the provisions of our declaration of trust or under applicable federal or state securities laws, in each case regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Issuance of Additional Partnership Interests

We, as general partner, are authorized to cause our operating partnership to issue additional operating partnership units or other partnership interests to its partners, including us and our affiliates, or other persons. These operating partnership units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including operating partnership units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to limitations described below.

No operating partnership unit or interest may be issued to us as general partner or limited partner unless:

•                  our operating partnership issues operating partnership units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in us having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences and other rights, except voting rights, of the operating partnership units or other partnership interests issued to us, and we contribute to our operating partnership the proceeds from the issuance of the shares or other equity interests received by us; or

•                  our operating partnership issues the additional operating partnership units or other partnership interests to all partners holding operating partnership units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Preemptive Rights

Except to the extent expressly granted by our operating partnership in an agreement other than the partnership agreement, no person or entity, including any partner of our operating partnership, has any preemptive, preferential or other similar right with respect to:

•                  additional capital contributions or loans to our operating partnership; or

•                  the issuance or sale of any operating partnership units or other partnership interests.

Amendment of Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by any limited partner holding partnership interests representing 25% or more of the percentage interest (as defined in the partnership agreement) entitled to vote thereon. In general, the partnership agreement may be amended only with the approval of the general partner and the consent of the partners holding partnership interests representing more than 50% of the percentage interests (as defined by the partnership agreement) entitled to vote thereon. However, as general partner, we will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required:

•                  to add to our obligations as general partner or surrender any right or power granted to us as general partner or any affiliate of ours for the benefit of the limited partners;

•                  to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement;

•                  to set forth the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to us as general partner;

•                  to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement; and

•                  to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The approval of a majority of the partnership interests held by limited partners other than us is necessary to amend provisions regarding, among other things:

•                  the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to us in particular;

•                  the prohibition against removing us as general partner by the limited partners;

•                  restrictions on our power to conduct businesses other than owning partnership interests of our operating partnership and the relationship of our shares to operating partnership units;

•                  limitations on transactions with affiliates;

•                  our liability as general partner for monetary or other damages to our operating partnership;

•                  partnership consent requirements for the sale or other disposition of substantially all the assets of our operating partnership; or

•                  the transfer of partnership interests held by us or the dissolution of our operating partnership.

Any amendment of the provision of the partnership agreement which allows the voluntary dissolution of our operating partnership before December 31, 2054 can be made only with the consent of the partners holding partnership interest representing 90% or more of the percentage interest (as defined in the partnership agreement) entitled to vote thereon, including partnership interests held by us.

Amendments to the partnership agreement that would, among other things:

•                  convert a limited partner’s interest into a general partner’s interest;

•                  modify the limited liability of a limited partner;

•                  alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the partnership agreement with respect to the admission of new partners or the issuance of additional operating partnership units; or

•                  materially alter the unit redemption right of the limited partners,

must be approved by each limited partner or any assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of operating partnership units or partnership interests that would be adversely affected by the amendment.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of the operating partnership, we have authority to make tax elections under the Code on behalf of our operating partnership, and to take such other actions as permitted under the partnership agreement.

Term

Our operating partnership will continue until dissolved upon the first to occur of any of the following:

•                  an event of our withdrawal, as the general partner, (other than an event of bankruptcy), unless within 90 days after the withdrawal, the written consent of the outside limited partners, as defined in the partnership agreement, to continue the business of our operating partnership and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•                  through December 31, 2054, an election to dissolve the operating partnership by us, as general partner, with the consent of the partners holding partnership interests representing 90% of the percentage interest (as defined in the partnership agreement) of the interests entitled to vote thereon (including operating partnership units held by us);

•                  an election to dissolve the operating partnership by us, as general partner, in our sole and absolute discretion after December 31, 2054;

•                  entry of a decree of judicial dissolution of our operating partnership pursuant to Delaware law;

•                  the sale of all or substantially all of the assets and properties of our operating partnership for cash or for marketable securities; or

•                  entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that we are bankrupt or insolvent, or entry of a final and non-appealable order for relief against us, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the written consent of the outside limited partners, as defined in our partnership agreement, to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the current material federal income tax consequences generally resulting from our election to be taxed as a REIT. As used in this section, the terms “we” and “our” refer solely to U-Store-It Trust and not to our subsidiaries and affiliates which have not elected to be taxed as REITs under the Internal Revenue Code. This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations.  The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “— Taxation of Tax-Exempt Shareholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “— Taxation of Non-U.S. Shareholders”) and other persons subject to special tax rules.

The statements in this section and the opinion of Bass, Berry & Sims PLC, described below, are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common shares and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 2004. We believe that, beginning with such short taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code and intend to continue to operate in such a manner. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

In the opinion of Bass, Berry & Sims PLC, we qualified to be taxed as a REIT for our taxable years ended December 31, 2004 through December 31, 2008 and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2009 and in the future. Investors should be aware that Bass, Berry & Sims PLC’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court and speaks as of the date issued. In addition, Bass, Berry & Sims PLC’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Bass, Berry & Sims PLC has reviewed those matters in connection with the foregoing opinion, Bass, Berry & Sims PLC will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Requirements for Qualification — Failure to Qualify” below.

Pursuant to our declaration of trust, our board of trustees has the authority to make any tax elections on our behalf that, in its sole judgment, are in our best interest.  This authority includes the ability to revoke or otherwise terminate our status as a REIT.  Our board of trustees has the authority under our declaration of trust to make these elections without the necessity of obtaining the approval of our shareholders.  In addition, our board of trustees has the authority to waive any restrictions and limitations contained in our declaration of trust that are intended to preserve our status as a REIT during any period in which our board of trustees has determined not to pursue or preserve our status as a REIT.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•                  We are subject to the corporate federal income tax on any taxable income, including net capital gain that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•                  We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•                  We are subject to tax, at the highest corporate rate, on:

•                  net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•                  other non-qualifying income from foreclosure property.

•                  We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•                  If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification — Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•                  the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied, in either case, by

•                  a fraction intended to reflect our profitability.

•                  If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•                  If we fail any of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test), as described below under “— Requirements for Qualification — Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the Internal Revenue Service, and (3) we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•                  If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•                  We may elect to retain and pay income tax on our net long-term capital gain.

•                  We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•                  If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•                  the amount of gain that we recognize at the time of the sale or disposition, and

•                  the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•                  We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “— Requirements for Qualification—Recordkeeping Requirements.”

•                  The earnings of our lower-tier entities that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual distribution requirements.

Organizational Requirements. A REIT is a corporation, trust or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors;

(2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

(4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5) At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

(6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9) It meets certain other qualifications, tests described below, regarding the nature of its income and assets and the distribution of its income.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining information concerning the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. Our declaration of trust provides for restrictions regarding the ownership and transfer of our shares of beneficial interest so that we should continue to satisfy these requirements. The provisions of the declaration of trust restricting the ownership and transfer of our shares of beneficial interest are described in “Description of Our Shares — Restrictions on Ownership and Transfer.”

For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We believe we have issued sufficient shares of beneficial interest with enough diversity of ownership to satisfy requirements 5 and 6 set forth above.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, is treated as our assets and gross income for purposes of applying the various REIT qualification requirements. For purposes of the 10% value test (described in “— Requirements for Qualification—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT.  The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We may engage in activities indirectly through a taxable REIT subsidiary as necessary or convenient to avoid obtaining the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a taxable REIT subsidiary if we wished to provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. We might also dispose of an unwanted asset through a taxable REIT subsidiary as necessary or convenient to avoid the 100% tax on income from prohibited transactions. See description below under “Prohibited Transactions.”

We own interests in various entities described above.

Gross Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•                  rents from real property;

•                  interest on debt secured by mortgages on real property or on interests in real property;

•                  dividends or other distributions on, and gain from the sale of, shares in other REITs (excluding dividends from our taxable REIT subsidiaries);

•                  gain from the sale of real estate assets;

•                  income and gain derived from foreclosure property; and

•                  income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends (including dividends from our taxable REIT subsidiaries), gain from the sale or disposition of stock or securities, or any combination of these.  Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. In addition, any gains from “hedging transactions,” as defined in “— Hedging Transactions,” that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). Income and gain from “hedging transactions” entered into after July 30, 2008 that are clearly and timely identified as such will also be excluded from both the numerator and the denominator for purposes of the 75% gross income test. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•                  are fixed at the time the leases are entered into;

•                  are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•                  conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We have represented to Bass, Berry & Sims PLC that we intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.

Second, we must not own, actually or constructively, 10% or more of the stock of any corporate tenant or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any tenant directly. Additionally, we have represented to Bass, Berry & Sims PLC that we will not rent any property to a related-party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status, unless we qualified for certain statutory relief provisions. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the tenant; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, we could lose our REIT status, unless we qualified for certain statutory relief provisions, because we would be unable to satisfy either the 75% or 95% gross income test.

Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We have not performed, and do not intend to perform, any services other than customary ones for our tenants, other than services provided through independent contractors or taxable REIT subsidiaries.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•                  the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•                  the aggregate expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•                  either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Internal Revenue Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•                  in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•                  if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you; however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may, however, form or acquire a taxable REIT subsidiary to hold and dispose of those properties we conclude may not fall within the safe-harbor provisions.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized subsequent to July 30, 2008, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•                  that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•                  for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•                  for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•                  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•                  on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

•                  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we enter into hedging transactions with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For hedging transactions entered into on or before July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. No assurance can be given that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreign Currency Gain. Certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions will be available if:

•                  our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•                  following such failure for any taxable year, a schedule of the sources of our income is filed with the Internal Revenue Service in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the excess of 95% of our gross income over the amount of gross income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests. To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•                  cash or cash items, including certain receivables;

•                  government securities;

•                  interests in real property, including leaseholds and options to acquire real property and leaseholds;

•                  interests in mortgages on real property;

•                  stock in other REITs; and

•                  investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the “5% asset test”.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the “10% vote test” and “10% value test”, respectively.

Fourth, no more than 20% of the value of our total assets (or, beginning with our 2009 taxable year, 25% of the value of our total assets) may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•                  “Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•                  a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•                  a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•                  Any loan to an individual or an estate.

•                  Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•                  Any obligation to pay “rents from real property.”

•                  Certain securities issued by governmental entities.

•                  Any security issued by a REIT.

•                  Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the debt and equity securities of the partnership.

•                  Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Requirements for Qualification—Gross Income Tests.” For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if:

•                  we satisfied the asset tests at the end of the preceding calendar quarter; and

•                  the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that, at the end of any calendar quarter, we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of any other failure of the asset tests, we will not lose our REIT status if (i) the failure was due to reasonable cause and not to willful neglect,

(ii) we file a description of each asset causing the failure with the Internal Revenue Service, (iii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (iv) we pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements. Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount not less than:

•                  the sum of

•                  90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•                  90% of our after-tax net income, if any, from foreclosure property, minus

•                  the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (b) we declare the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•      85% of our REIT ordinary income for the year,

•      95% of our REIT capital gain income for the year, and

•      any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain from a partnership in which we own an interest attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Failure to Qualify. If we were to fail to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences: We would be subject to federal income tax and any applicable alternative minimum tax at regular corporate rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to shareholders. We would not be required to make any distributions to shareholders. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Requirements for Qualification — Gross Income Tests” and “— Requirements for Qualification — Asset Tests.”

Taxable REIT Subsidiaries. As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that is permitted to have income that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our tenants and engage in activities unrelated to our tenants, such as third-party management, development, and other independent business activities.

We and a subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary directly or indirectly owns more than 35% of the value or voting power of all outstanding stock of a corporation, the corporation will automatically also be treated as a taxable REIT subsidiary.

Rent we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a controlled taxable REIT subsidiary will not be treated as “rents from real property.” The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

State and Local Taxes. We may be subject to taxation by various states and localities, including those in which we transact business or own property. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above.

Taxation of Taxable U.S. Shareholders

The term “U.S. shareholder” means a holder of the common shares that, for U.S. federal income tax purposes, is:

•                  a citizen or resident of the United States;

•                  a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As long as we qualify as a REIT, a taxable “U.S. shareholder” will be required to take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations. Dividends paid to a U.S. shareholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Legislation enacted in 2003 and 2006 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2010. Without future congressional action, the maximum tax rate on qualified dividend income will move to 39.6% in 2011. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. shareholders. Because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders, our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. shareholder must hold our common shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common shares becomes ex-dividend.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common shares by the partnership.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. shareholder on December 31 of the year, provided we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. shareholder which we designate as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of common shares will not be treated as passive activity income; and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common Shares. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. shareholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis. A U.S. shareholder’s adjusted tax basis generally will equal the U.S. shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any actual or deemed distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common shares may be disallowed if the U.S. shareholder purchases other common shares within 30 days before or after the disposition.

Capital Gains and Losses. The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35% (which rate will apply for the period through December 31, 2010). The maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is 15% through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate shareholders at a 15% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding. We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A shareholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•                  is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•                  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our shares of beneficial interest (by value) must treat a percentage of the dividends it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

•                  the percentage of our dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•                  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•                  either:

•                  one pension trust owns more than 25% of the value of our shares of beneficial interest; or

•                  one or more pension trusts each individually holding more than 10% of the value of our shares of beneficial interest collectively owns more than 50% of the value of our shares of beneficial interest.

Taxation of Non-U.S. Shareholders

The term “non-U.S. shareholder” means a holder of our common shares that is not a U.S. shareholder or a partnership (or an entity treated as a partnership for federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of common shares, including any reporting requirements.

A non-U.S. shareholder that receives a distribution which is not attributable to gain from our sale or exchange of a “United States real property interest” (“USRPI”) (discussed below) and that we do not designate a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

•                  a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•                  the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA”. A USRPI includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against our tax liability for the amount we withhold.

Capital gain distributions to the holders of our common shares that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) our common shares continue to be “regularly traded” on an established securities market in the United States and (ii) the non-U.S. shareholder did not own more than 5% of our common shares any time during the one-year period prior to the distribution. As a result, non-U.S. shareholders owning 5% or less of our common shares generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If our common shares cease to be regularly traded on an established securities market in the United States or the non-U.S. shareholder owned more than 5% of our common shares any time during the one-year period prior to the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. shareholder disposes of our common shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares as long as, at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of the outstanding common shares. We cannot assure you that this test will be met. In addition, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the outstanding common shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of common shares if the shares are “regularly traded” on an established securities market. Because our common shares are “regularly traded” on an established securities market, we expect that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares unless it owns or has owned more than 5% of the common shares at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•                  the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

•                  the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Other Tax Consequences

Tax Aspects of Our Investments in the Operating Partnership. The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•                  is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•                  is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes.  If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain relief provisions. See “— Requirements for Qualification — Gross Income Tests” and “— Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Requirements for Qualification — Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we, as general partner, select a different method, our operating partnership will use the traditional method for allocating items with respect to which there is a book-tax difference.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•                  the amount of cash and the basis of any other property we contribute to the partnership;

•                  increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

•                  reduced, but not below zero, by our allocable share of the partnership’s loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

Our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Requirements for Qualification — Gross Income Tests.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

LEGAL MATTERS

The legality of any common shares offered by this prospectus will be passed upon for us by Venable LLP.  In addition, we have based the summary of legal matters in “Federal Income Tax Consequences of Our Status as a REIT” upon the opinion of Bass, Berry & Sims PLC.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 incorporated in this Prospectus by reference from the U-Store-It Trust and subsidiaries’ Current Report on Form 8-K dated August 7,  2009, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective effects of the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 and (2) expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.